

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2012

Via Email
Peter A. Zieringer
President and Chief Executive Officer
Daimler Trust Leasing LLC
Daimler Trust
36455 Corporate Drive
Farmington Hills, MI 48331

> **Re:** **Daimler Trust Leasing LLC**
> **Daimler Trust**
> **Amendment No. 3 to Registration Statement on Form S-3**
> **Filed February 28, 2012**
> **Response dated March 8, 2012**
> **File Nos. 333-178761 and 333-178761-01**

Dear Mr. Zieringer:

We have reviewed your response letter and have the following comments. Please respond to this letter by submitting a revised legal opinion. If you do not believe our comments apply to your facts and circumstances or do not believe a revised legal opinion is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comment.

Response Letter Dated March 8, 2012

Exhibit 5.2

1. We note that the opinion appears to contain an unacceptable limitation on reliance because it is directed only to the persons listed on Schedule A (Daimler Trust and Daimler Trust Leasing LLC). Please request that counsel remove this limitation as investors in the offering are also entitled to rely on the opinion, or tell us why you believe this limitation is appropriate.

2. In the first full paragraph on the second page of the opinion, it states that counsel has "not reviewed any documents other than the documents listed in paragraphs (a) through (e) above" and that counsel has "assumed that there exists no provision in any document that

we have not reviewed that is inconsistent with the opinions stated herein." Please explain why this limited review and assumption is necessary or appropriate. Alternatively, request that counsel delete the sentences referenced above or revise the opinion to state that counsel has examined such other documents and such matters of law and of fact as it has considered relevant for purposes of the opinion.

*   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Knight, Special Counsel in the Office of Structured Finance, at (202) 551-3370, or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: <u>Via E-mail</u>
       Siegfried P. Knopf
       Sidley Austin LLP